Mail Stop 3561

      January 13, 2006

Ron Moulton, President
Rocky Mountain Fudge Company, Inc.
4596 Russell Street
Salt Lake City, Utah  84117

      Re:	Rocky Mountain Fudge Company, Inc.
      Registration Statement on Form 10-SB
      Filed December 19, 2005
      File No. 0-51688

Dear Mr. Moulton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.


Registration Statement, page 4
2. We note you intend to make an application to have your common stock traded in the public over-the-counter market. In the second sentence of the risk factor "Currently there is no active market..." on page 9, you state that you intend to apply for listing of your common stock on the OTC Bulletin Board. Please be aware that an issuer does not apply to "list" its common stock on the OTC Bulletin Board. Rather, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please revise here and throughout the remainder of your document accordingly.

Business Activities, page 4
3. Please describe in further detail your activities since you decided to re-establish your operations. This would include such matters as contacts with retailers or other marketers, suppliers of cold-packs, etc. We assume the revenues you generated in mid-2005 were from the sale of fudge. Please explain where it was prepared and sold. Indicate approximately when you anticipate locating and making operational a new commercial kitchen facility.

Distribution, page 5
4. Please briefly explain why management believes that marketing its products on the Internet is more cost effective than direct sales.
5. Please discuss in further detail the costs that would be involved in "cold-packing" your products to avoid melting. Also indicate when management will make a determination whether this added cost would make it more difficult for you to remain competitive with similar products. Further, discuss how your business activities will be affected if management determines that the added cost for "cold-packing" your products will make it more difficult for you to remain competitive.
6. We note you sell your fudge at $13.00 per pound and your brittle candy at $14.00 per pound. Please explain if this includes sales tax and shipping and handling. Discuss how these prices compare to those of your competitors. Discuss any circumstances in which you would consider varying your selling prices, such as holidays, etc.
7. You state that except for creating an Internet website, management has not presently identified any additional means to increase marketing. However, under Employees on page 6, you refer to your "new business and marketing plan." Please explain.

Dependence on One or More Customers, page 5
8. You indicate you are now concentrating more on the Internet and other retail businesses in addition to special events and festivals.
Please revise to state instead that you "will be" concentrating, etc.
because your website does not yet appear to be operational. In addition, please describe any arrangements you have made with retail businesses and in connection with special events and festivals.

Facilities, page 6
9. We note you use the personal residence of your President and Secretary as your executive offices and maintain another location for mail delivery, correspondence and product orders. Please explain whether each location is owned by your President and Secretary and whether the use of these facilities is provided to you free of charge.

Management`s Discussion and Analysis or Plan of Operation, page 10
10. You indicate you have no cash reserves, however on page 11you state that as of September 30, 2005 you had $42,568 in cash. Please clarify.
11. Please describe any material commitments for capital expenditures and the expected sources of funds for such. We note you do not expect to make any significant expenditures for new equipment. Refer to Item
303 of Regulation S-B.

Forward Looking and Cautionary Statements, page 14
12. We note that you refer to Section 21E of the Securities
Exchange
Act of 1934. Please note that Section 27A(b)(1)(C) of the Securities
Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange
Act of
1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by companies which are non-reporting companies at the time they make the statement. Therefore, the Litigation Reform Act`s safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor, Section 27A of the Securities Act and
Section 21E of the Exchange Act.

Financial Statements, page F-1
13. Please update your financial statements to include audited financial statements for the year ended December 31, 2005 on or before
February 14, 2006, unless your registration statement is declared effective earlier. Please refer to Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-3
14. Please obtain a revised audit report from your auditors that covers the consolidated financial statements of Rocky Mountain Fudge
Company, Inc. and subsidiary. It is unclear whether the financial statements provided are the financial statements of Rocky Mountain Fudge Company, Inc. (parent company) on a stand-alone basis, or the consolidated financial statements of the parent company and its sole wholly-owned subsidiary disclosed in Exhibit 21.1. Please revise or advise.

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-9
15. Please provide a consolidation policy describing the entities included in the financial statements.
***

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Senior Staff Accountant, at (202) 551-
3843, if
you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Leonard E. Neilson, Esq.
            Fax:  (801) 733-0808





??

??

??

??

Ron Moulton, President
Rocky Mountain Fudge Company, Inc.
January 13, 2006
Page 1